Exhibit 21.1

Subsidiaries of Hayward Holdings, Inc.

Entity	Jurisdiction
ConnectedYard, Inc.	Delaware
Goldline Properties LLC	Rhode Island
Hayward Consolidated Pty, Ltd.	Australia
Hayward Enterprises Europe S.A.	Belgium
Hayward Iberica, S.L.U.	Spain
Hayward Industrial Products, Inc.	New Jersey
Hayward Industries, Inc.	New Jersey
Hayward Industries, (Wuxi) Co., Ltd.	China
Hayward Intermediate, Inc.	Delaware
Hayward Pool Europe S.A.	France
Hayward Pool Products (Australia) Pty, Ltd.	Australia
Hayward Pool Products Canada, Inc.	Canada
Hayward Pool Products Trading (Shanghai) Co., Ltd.	China
Hayward/Wright-Austin, Inc.	New Jersey
Webster Pumps, Inc.	New Jersey